UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SIZMEK INC.

(Name of Subject Company (Issuer))

SOLOMON HOLDING, LLC

SOLOMON MERGER SUBSIDIARY, INC.

(Name of Filing Persons (Offerors))

VECTOR CAPITAL IV, L.P.

(Names of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

83013P105

(CUSIP Number of Class of Securities)

David Baylor

Solomon Holding, LLC

c/o Vector Capital Corporation

One Market Street

Steuart Tower, 23rd Floor

San Francisco, California 94105

(415) 293-5100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey Golden

Joshua Zachariah

Kirkland & Ellis LLP

555 California Street, Suite 2700

San Francisco, California 94104

(415) 439-1331

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SIZMEK TO BE ACQUIRED BY VECTOR CAPITAL

Transaction Values Sizmek at Approximately $122 Million

AUSTIN, Texas, August 03, 2016 (GLOBE NEWSWIRE) — Sizmek Inc. (NASDAQ: SZMK) (“Sizmek” or the “Company”), a global open ad management company that delivers omnichannel campaigns, today announced that it has entered into a definitive agreement with affiliates of Vector Capital (“Vector Capital” or “Vector”), a technology-focused private equity firm, under which an affiliate of Vector will acquire all of the outstanding shares of Sizmek common stock for $3.90 per share in an all-cash tender offer (the “Vector Agreement”).

Vector Capital, founded in 1997, is a San Francisco-based private equity firm that partners with management teams to transform and grow technology businesses. Over its history, Vector has invested $1.6 billion in more than 40 technology companies, including in the advertising technology space.

“We believe this transaction provides Sizmek with the resources and flexibility to execute upon our long term strategy of becoming the leading independent, global ad management platform,” said Neil Nguyen, President and Chief Executive Officer of Sizmek. “We are excited to partner with Vector and believe this transaction benefits our customers, employees, partners and shareholders.”

“We are enthusiastic to partner with the management team and the talented group of employees at Sizmek,” said Alex Beregovsky, Managing Director at Vector Capital. “We plan to invest in the Company’s growth, to further strengthen its industry-leading open ad management platform, to launch adjacent product offerings as well as to support Sizmek with capital for acquisitions.”

Under the terms of the Vector Agreement, Vector will commence a tender offer to purchase any and all of the outstanding shares of Sizmek common stock for $3.90 per share in cash. The purchase price represents a 65% premium to Sizmek’s 30-day volume weighted average trading price of $2.36 on August 2, 2016. Upon completion of the transaction, Sizmek will become a privately-held company.

The transaction, which is expected to close by the fourth quarter of 2016, is conditioned upon, among other things, satisfaction of a minimum tender condition, regulatory approvals and other customary closing conditions. There are no financing conditions associated with the proposed agreement.

J.P. Morgan is serving as financial advisor to Sizmek. Latham & Watkins LLP is acting as Sizmek’s legal advisor. Kirkland & Ellis LLP is acting as Vector’s legal advisor.

Conference Call Details

As a result of the announcement that Vector Capital plans to acquire Sizmek, the conference call previously scheduled for today to discuss Sizmek’s second quarter financial results has been canceled.

About Sizmek

Sizmek Inc. (NASDAQ: SZMK) fuels digital advertising campaigns for advertisers and agencies around the world with cutting-edge technology to engage audiences across any screen. For the last 15 years, the online business that is now Sizmek has proudly pioneered industry firsts in digital, including rich media, video and online targeted advertising across several channels. Sizmek’s open ad management stack, Sizmek MDX, delivers the most creative and impactful multiscreen digital campaigns, across mobile, display, rich media, video and social, all powered by an unrivaled data platform. With New York City as a center of operations, Sizmek connects about 19,000 advertisers and 3,700 agencies to audiences, serving more than 1.3 trillion impressions a year. Sizmek operates on the ground in about 65 countries with a team of approximately 1,000 employees. www.sizmek.com

About Vector Capital

Vector Capital is a leading global private equity firm specializing in transformational investments in established technology businesses. Vector identifies and pursues these investments in both the private and public markets. Vector actively partners with management teams to devise and execute new financial and business strategies that materially improve the competitive standing of these businesses and enhance their value for employees, customers, and shareholders. Among Vector’s notable investments are Aladdin Knowledge Systems, Allegro Development, Cambium Networks, Certara, ChyronHego, CollabNet, Corel, Emarsys, IPVALUE Management, LANDesk Software, Niku, Gerber Scientific, RAE Systems, Register.com, Saba Software, SafeNet, Technicolor, Teletrac, Tidel, Triton Digital, WatchGuard Technologies, VFO, and WinZip. For more information, visit www.vectorcapital.com.

###

Notice to Investors

The tender offer described above has not yet commenced. This release is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Vector Capital and its affiliates intend to file with the Securities and Exchange Commission (“SEC”). In addition, the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the solicitation/recommendation statement of the Company on Schedule 14D-9 and related materials with respect to the tender offer and the acquisition free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the investor relations section of the Company’s website (https://www.sizmek.com). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY

AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE ACQUISITION THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

Statements included in this press release that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Company’s current beliefs and expectations. These forward-looking statements include, without limitation, statements regarding the planned completion of the tender offer and the acquisition. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business, the tender offer and acquisition. These risks include, but are not limited to: uncertainties as to the timing of the tender offer and the acquisition; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the acquisition may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the acquisition; the effects of disruption from the tender offer or acquisition on the Company’s business including its ability to develop and achieve commercial success for new online products and services and replace its existing Sizmek MDX platform with a new platform that is currently in development without experiencing service disruptions; the fact that the announcement and pendency of the tender offer and acquisition may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the effects of disruption caused by the tender offer or acquisition making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the tender offer or the acquisition may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Vector Capital and its affiliates and the solicitation/recommendation statement to be filed by the Company in connection with the tender offer. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Contacts

For Sizmek:

Joann Horne

Market Street Partners

jhorne@marketstreetpartners.com

(415) 445-3233

For Vector Capital:

Julia Suokko

Vector Capital

jsuokko@vectorcapital.com

(415) 293-5029